EXHIBIT 12

ST. JUDE MEDICAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Three Months Ended	FISCAL YEAR
	March 29, 2008	2007	2006	2005	2004	2003
EARNINGS
Earnings before income taxes	$262,101	$744,305	$720,641	$621,404	$537,192	$458,637

Plus fixed charges:
Interest expense (1)	4,997	38,229	33,883	10,028	4,810	3,746
Rent interest factor (2)	2,286	9,144	8,190	7,659	5,778	5,513
TOTAL FIXED CHARGES	7,283	47,373	42,073	17,687	10,588	9,259

EARNINGS BEFORE INCOME
TAXES AND FIXED CHARGES	$269,384	$791,678	$762,714	$639,091	$547,780	$467,896
RATIO OF EARNINGS TO FIXED CHARGES	37.0	16.7	18.1	36.1	51.7	50.5

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.
(2)	Approximately one-third of rental expense is deemed representative of the interest factor.